Stellar Biotechnologies Inc.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated February 20, 2012 with regards to Stellar's Registration Statement on Form 20-F filed on February 3, 2012. The corresponding change in the text of the Form 20-F Registration Statement has been underlined and highlighted in yellow.

Comment Number	Page	Response

1		The comment is noted

2		The comment is noted

3		The document has been updated with information as of February 28, 2012.

4	4	Definitions of Keyhole Limpet Hemocyanin (KLH) and subunit KLH have been added to the text.

5	4	Information regarding the Company's products and its sale to third parties for the use in vaccines and diagnostic products has been added.

6	9	A revised and updated Statement of Capitalization and Indebtedness has been added.

7	10

A risk factor addressing the competition in the production and marketing of KLH has been added. No risk factor regarding the development of vaccines has been added as that is not a material risk to the Company.

8	10	A risk factor addressing the depletion of keyhole limpets has been added.

9	10

As the Company has no products in clinical trials, the risk factor has been revised to state that demand for the Company's products is subject to regulatory approval for drugs developed by third parties that utilize the Company's KLH.

10

The Company is not a sponsor of any current clinical trials and has never conducted any clinical trials to date. None of the Company's current products or products in active development are expected to require clinical trials.

11	10 11

The risk factor "Even if the Company obtains marketing approval" has been combined with the regulatory approval risk factor.

The risk factor "The Company has limited marketing, sales and distribution experience" has been revised to reflect that it refers to the Company's diagnostic products.

12	11

The Company currently maintains liability coverage of up to $2 million dollars for both general liability and product liability. A discussion of the Company's liability insurance has been added to the text. The cost of such coverage is not material.

Environmental and hazardous waste liability is not considered to be material.

13	11	The amount of net losses in the last two fiscal years as well as accumulated deficit since inception has been added.

14	12	A discussion of the Company's specific additional financing requirements has been added to the risk factor.

15	12

A notation that the Company only has "at-will" employment agreements with its key management employees has been added to the risk factor.

To date, the Company has not experienced difficulty in attracting and retaining specific qualified personnel.

16	15	A discussion and definition of "Capital Pool Corporation" and "qualifying transaction" has been added.

17	16	Details of the limit of the Company's operations prior to the reverse merger with Stellar CA has been added.

18	16	Details regarding the conditions under which the performance shares may be issued and the extent to which shares under the plan have been issued to date have been added to this section.

19	16	A discussion of the patents issued to Stellar prior to the reverse merger has been added.

20	18	Details regarding the new spawning facility have been added.

21	18

A discussion of current KLH production capacity, number of grams of KLH currently produced, and number of grams of KLH sold has been added. Details regarding the storage properties and shelf life have also been added.

22	19	A discussion of KLH pricing has been added.

23	24 18

The Company's annual sales are derived from the demand of its customers to meet clinical requirements, vaccine development, and clinical trials. The Company plans to expand KLH production capacity are based on the Company's customer forecasts for KLH requirements during vaccine commercialization and the Company's commitment to meet its customers' future KLH requirements.

Although the Company has the hatchery capacity to produce 50,000 mature limpets per year, which will be sufficient to produce up to 20,000 grams of KLH annually, additional equipment and personnel will be required to produce that level of KLH. Expansion is anticipated to be staged based upon anticipated KLH demand. Details of this requirement have been added to the text.

24	21	Details of the current mature limpet inventory and approximate duration of production of KLH from a mature limpet has been added.

25	23	Details of the FDA drug master file has been added.

26	25	A discussion of the Company's diagnostic test kits and related regulatory approval has been added.

27	25	A discussion of the Company's filings in relation to patents has been added.

28	26	The definition of provisional patent applications has been added.

29	25	Confirmation that the company's current patents pertaining to non-lethal extraction methods is the patent assigned by Mr. Oakes has been added.

30	26	Details regarding the jurisdiction for the granted and current patent applications has been added.

31	25	Details regarding the expiration date of the current patents and current applications has been added.

32	27	The disclosure has been revised to clarify that the discussion pertains to certain of the Company's customers.

33	29	Details regarding the contract revenue has been added.

34	4, 24	The discussion regarding the limited commercial sales, and the variability of the timing of such sales, has been added to the text.

35	28	Details why commercial sales declined year-over-year have been added.

36	31	The discussion of the Company's current capital requirements has been revised.

37	Exhibit	A copy of the current Audit Committee charter has been filed as an exhibit to this Amended Registration Statement.

38	28, 32	The document has been updated with the interim financial information for the quarter ended November 30, 2011 as published on February 28, 2012.

39	62	The dates of the Company's response to the CRWQCB and the date of the issuance of the revised permit has been added.

40	73	The discussion has been updated to include the results of the Annual General and Special meeting held on January 17, 2012.

41	Exhibits

The Company is requesting confidential treatment for several agreements considered to be "material contracts". These include the Bayer agreement, the SAFC contract, Life Diagnostic agreement, and two supply agreements with Neovacs S.A.  Copies of these agreements as well as the request for confidential treatment under Rule 24b-2 is being provided under separate cover.

The Company does not consider the notifications of the federal grants as "material contracts". The documents which the Company has received to notify the Company of award of the grant are typically 1 page notifications. These notifications of award do not contain any information that is not already provided in the 20-F Registration Statement and the financial statements.

42	Financial Statements	The Cash Flow Statement for the Years ended August 31, 2011, 2010 and 2009 have been revised to show the effect of rate changes on cash and cash equivalents held in foreign currencies.

43	Financial Statements	The Cash Flow Statement has been revised with the Cash assumed on recapitalization of $84.012 shown under Investing Activities.

44	Note 3	Note 3 to the audited annual financial statements has been revised to disclose the nature of the merger transaction as a recapitalization.

45	16, 32, 34, 54, 55	The disclosure has been revised to reflect that 10,000,000 common shares were issued pursuant to the merger agreement.

46	Note 1 Note 7 Note 8

The disclosure has been revised to include Technology Enhancement for Commercial Partnership grant.

The disclosure has been revised to describe the significant terms of the Bayer agreement.

The disclosure has been revised to describe commitments under supply agreements.

47	Note 10, 16	The tables in Note 10 and 16 have been revised.

/s/  "Frank Oakes"

Frank Oakes,

President and CEO